

Mail Stop 4546

October 12, 2017

Via E-mail
Mr. Christopher S. Coleman
Chief Financial Officer
Third Point Reinsurance Ltd.
3 Waterloo Lane
Pembroke, Bermuda, HM 08

Re: Third Point Reinsurance Ltd.
Form 10-K for Fiscal Year Ended December 31, 2016
Filed February 24, 2017
File No. 001-36052

Dear Mr. Coleman:

We have reviewed your September 15, 2017 response to our comment letter and have the following comment. In our comment, we ask you to provide us with information so we may better understand your disclosure.

Please respond to the comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to the comment, we may have additional comments.

Notes to the Consolidated Financial Statements
8. Loss and loss adjustment expense reserves
Incurred and paid development tables by accident year, page F-35

1. We note your response to our prior comment 4, including your acknowledgement that "there are different loss payout patterns between product lines." We also note your statement that "there are different loss payout patterns within product lines between contracts written between calendar years." We also understand that historical reserve information can be impacted by large individual contracts. However, we continue to believe that further disaggregation is warranted in this case pursuant to the guidance of ASC 944-40-55-9A, which indicates that disaggregation is warranted so that useful information is not obscured by the aggregation of items that have significantly different characteristics. It would seem likely that changes in loss development and payout patterns due to large contracts in one product line could be obscured if aggregated with disclosure of other lines. Please revise the disclosure in future periodic reports to provide individual disaggregation of your larger lines

along with narrative disclosure when necessary, here or under Management's Discussion and Analysis of Financial Condition and Results of Operations, to explain changes in trends or the existence of individually large contracts that may be affecting the comparability and predictive ability of such tabular information.

You may contact Rolf Sundwall, Staff Accountant, at (202) 551-3105, or Kevin W. Vaughn, Accounting Branch Chief, at (202) 551-3494 with any questions. In this regard, do not hesitate to contact me at (202) 551-3679.

Sincerely,

/s/ Kevin W. Vaughn for

Jim B. Rosenberg
Senior Assistant Chief Accountant
Office of Healthcare and Insurance